Exhibit 99.1

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Presentation to the Restructuring Committee July 11, 2018

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Introduction Quantum Pacific (“QP”), a third party investor (collectively, the “QP Group”) and certain lenders under the SSCF Facility (the “SSCF”) have materially improved their proposal: Two-pronged approach to accommodate a consensual plan (the “Consensual Plan”) if the ad hoc group (the “AHC Group”) is supportive or a toggle to a plan that can be confirmed over the objection of the AHC Group $500M new equity commitment (the “ERO”) if consensual Toggles to $1.0B new equity commitment if non-consensual (the “Toggle Plan”) Minimum QP Group / SSCF direct investment reduced from $200M to $145M for the Consensual Plan, and from $450M to $120M for the Toggle Plan ERO commitment fee reduced from 8% to 7% and available to all new money investors $300M second lien backstopped by the QP Group / SSCF, with 100% convertible to equity at $225M / rig in the Consensual Plan, and 50% convertible to equity at $225M / rig in the Toggle Plan Stand-by cash-out commitment facility of $150M from the QP Group / SSCF to provide liquidity at closing to any minority holder who elects to sell their claims at 20% of par plus accrued interest in the Consensual Plan New $130M DIP commitment from the QP Group / SSCF to provide liquidity during the case

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Key Benefits of the Revised Proposal Backstopped capital commitment of up to $1.3B Lower pro forma net debt and better liquidity post-emergence Higher recoveries to all creditor classes Flexibility for all AHC Group Classes to participate in new money on exactly the same terms, or to otherwise elect to receive cash or sell their claim to the QP Group / SSCF Backstop / commitment fees available to all new money participants Committed DIP financing to provide interim liquidity Benefit of a strategic partner to enhance long-term equity value Greater future access to lower cost capital

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Restructuring Term Sheet Summary Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) Toggle Plan will be triggered if the AHC Group Classes don’t support the Consensual Plan CONSENSUAL PLAN TOGGLE PLAN(1) New Equity Investment $500M backstopped new equity commitment − $145M direct investment by QP Group / SSCF − $355M ERO open to all holders of the 2017 Notes, 2018 TLB and 2020 Notes (the “AHC Group Classes”) − 7.0% commitment fee paid in equity − All ERO participants have the opportunity to receive the commitment fee $1,000M backstopped new equity commitment − $120M direct investment by QP Group / SSCF − $880M ERO open to all holders of the AHC Group Classes − Same − Same DIP Financing $130M term loan committed by the QP Group / SSCF  Same New 1L Debt $700M new first lien facility to be raised by the Company on terms acceptable to the QP Group / SSCF QP Group / SSCF recommends pursuing a best efforts financing in the Norwegian bond market to achieve best economics / terms Same Same New 2L Debt $300M committed by the QP Group − $200M direct allocation to the QP Group − $100M to be offered to the SSCF lenders and backstopped by the QP Group − Fully convertible into equity at $225M / rig $300M committed by the QP Group − Same − Same − $150M convertible into equity at $225M / rig

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Proposed Treatment of Claims Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) Participation in the ERO on behalf of the secured claims applicable only to the 2017 Notes class (2) QP has agreed to allow existing minority shareholders to share in its portion of the direct investment in proportion to their shareholdings CONSENSUAL PLAN TOGGLE PLAN RCF Treatment Option to receive full recovery in cash or New 1L Debt  Same SSCF Treatment Option to receive full recovery in cash or up to $100M of New 2L Debt Same AHC Group Classes Pre-2L Conversion: Secured Claims: 21.7% of primary equity and right to participate in 16.8% of the ERO(1) Unsecured Claims: 10.7% of primary equity and right to participate in 54.2% of the ERO Post-2L Conversion: Secured Claims: 17.7% of primary equity and right to participate in 20.1% of the ERO(1) Unsecured Claims: 7.8% of primary equity and right to participate in 50.9% of the ERO Cash Out Option: $150M stand-by facility fully committed by the QP Group / SSCF to offer to cash-out any holders at 20% of par plus accrued interest − 5% commitment fee to QP Group / SSCF paid in cash Secured Claims: Cash in the amount of $405M Unsecured Claims: Right to participate in 88.0% of the ERO Existing Equity Interests Cancelled; no distribution(2) Same

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Key Advantages of the QP Group / SSCF Proposal

	QP GROUP / SSCF PROPOSAL	AHC GROUP PROPOSAL[3]
New Capital Commitment	✓ Up to $1,300M	▪ $800M
PF Net Debt	✓ $526 - $572M (pre-2L conversion) ✓ $272 - $376M (post-2L conversion)	▪ $603M
Capital Structure	✓ $700M 1L, 5-year tenor ✓ $300M 10% cash / 12% PIK Convertible 2L, 8-year tenor	▪ Same ▪ $324M[1] 13% cash / 15% PIK 2L, 6+ year tenor
Min. Liquidity Post-Emergence	✓ $194 - $258M (business plan) ✓ $33 - $99M (downside case)	▪ $187M (business plan) ▪ $26M (downside case)
Minority 18s / 20s Holders' Recovery	✓ 40.2% - 41.1% (pre-2L conversion) ✓ 38.1% (post-2L conversion)	▪ 36.7% ▪ 36.7%
Existing Equity Recovery	✓ Opportunity to participate in the QP Group / minimum allocation[2]	▪ None
Cash Consideration	✓ Up to $405M (21% of par); can be reinvested into the ERO on same terms as new money	▪ None
DIP Financing	✓ $130M DIP financing term loan	▪ None
Commitment Fees	✓ ERO: 7% in equity; available to all investors ✓ 2L: None	▪ ERO: 8% in equity; only available to the AHC Group ▪ 2L: 8% in additional debt
Experience with PACD	✓ In-depth knowledge of the Company's rigs, operating history, markets and management team	▪ Limited or no operating history, desktop level diligence of the rigs

P / W / P
PERELLA WEINBERG PARTNERS

Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs
(1) Inclusive of 8.0% PIK backstop fee
(2) QP has agreed to allow existing minority shareholders to share in its portion of the minimum allocation in proportion to their shareholdings
(3) Throughout this presentation, references to the AHC Group Proposal mean the Ad Hoc Group Proposal dated 06/21/18

6

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Comparison to June 7 Revised QP Group / SSCF Proposal

($ in millions)

The QP Group / SSCF has made significant changes to its plan to provide greater recoveries to AHC Group Classes, improve the pro forma capital structure and increase post-emergence liquidity

BETTER RECOVERIES

- ✓ Significantly lowered the QP Group / SSCF new money direct allocation from $200M to $145M in the Consensual Plan and from $450M to $120M in the Toggle Plan
- ✓ Lowered the ERO commitment fee from 8% to 7%
- ✓ Made the ERO commitment fee available to all new money participants



41.1%
40.2%
+140 bps
+810 bps
30.0%
38.1%
38.1%
36.7%
June 7 Revised QP Group / SSCF Proposal
Consensual Plan
Toggle Plan
AHC Group Proposal

LESS LEVERED CAPITAL STRUCTURE

- ✓ Introduced convertible second lien debt to provide for a significantly less levered capital structure upon conversion
- ✓ Eliminated the second lien backstop fee paid in kind of $24M



$572
$526
- $254M
- $331M
$526
$272
$376
$603
June 7 Revised QP Group / SSCF Proposal
Consensual Plan
Toggle Plan
AHC Group Proposal

Post-2L Conversion
Pre-2L Conversion

BETTER LIQUIDITY

- ✓ New capital sized to provide for better liquidity post-emergence, even after taking into account additional litigation and bankruptcy costs under the Toggle Plan



$270
$0
$194
$33
$258
$99
$187
$26
June 7 Revised QP Group / SSCF Proposal
Consensual Plan
Toggle Plan
AHC Group Proposal

Business Plan
Downside Case

P / W / P PERELLA WEINBERG PARTNERS

Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs

7

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Minority Holder Recoveries(1) ($ in millions) Our plan provides for better recovery to all creditors, including the minority holders of the AHC Group Classes, including up to 1,410 bps better recovery for the 2017s and 140 bps better recovery for the 2018s and 2020s RECOVERIES 2017 Notes 2018 TLB 2020 Notes Blended Total Recovery to Minority Holders AHC Group Proposal 43.3% 36.7% 36.7% 37.6% Consensual Plan (Pre-Conversion) 48.4% 41.1% 41.1% 42.0% Consensual Plan (Post-Conversion) 44.9% 38.1% 38.1% 38.9% Toggle Plan (Pre-Conversion) 58.4% 40.2% 40.2% 42.6% Toggle Plan (Post-Conversion) 57.4% 38.1% 38.1% 40.6% Total Value to Minority Holders AHC Group Proposal $34 $112 $83 $229 Consensual Plan (Pre-Conversion) 38 125 93 256 Consensual Plan (Post-Conversion) 35 116 86 237 Toggle Plan (Pre-Conversion) 45 123 91 259 Toggle Plan (Post-Conversion) 45 116 86 247 Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) Recoveries based on par + accrued claim amounts, exclude Zonda settlement proceeds

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege AHC Group Class Recoveries(1) ($ in millions) Our plan provides for better recovery to all creditors, including up to $64M more value for the 2017s and $10 - $11M more value for each of the 2018s and 2020s RECOVERIES 2017 Notes 2018 TLB 2020 Notes Blended Total Recovery to Class AHC Group Proposal 43.3% 36.7% 36.7% 38.3% Consensual Plan (Pre-Conversion) 48.4% 41.1% 41.1% 42.8% Consensual Plan (Post-Conversion) 44.9% 38.1% 38.1% 39.7% Toggle Plan (Pre-Conversion) 58.4% 40.2% 40.2% 44.5% Toggle Plan (Post-Conversion) 57.4% 38.1% 38.1% 42.6% Total Value to Class AHC Group Proposal $197 $266 $282 $745 Consensual Plan (Pre-Conversion) 220 298 315 833 Consensual Plan (Post-Conversion) 204 276 292 772 Toggle Plan (Pre-Conversion) 265 292 309 866 Toggle Plan (Post-Conversion) 261 276 293 830 Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) Recoveries based on par + accrued claim amounts, exclude Zonda settlement proceeds

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege New 2L Debt Term Sheet CONSENSUAL PLAN TOGGLE PLAN Amount $300M debt − All convertible into equity at conversion TEV of $225M / rig $300M debt total in two tranches: − $150M convertible into equity at $225M / rig − $150M non-convertible debt Rate 10% cash pay or 12% PIK at the Company’s option Convertible Tranche: 10% cash pay or 12% PIK at the Company’s option Non-Convertible Tranche: 12% cash pay or 14% PIK at the Company’s option Tenor 8 years Bullet maturity Same Collateral Second lien on all seven drillships Same Upfront Fees None Same Covenants TBD, but to be less restrictive than the New 1L Debt covenants Same Prepayment Penalties NC4, then principal + half of the PIK coupon in year 5, principal + 1/4 of the of the PIK coupon in year 6, par thereafter

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege DIP Term Sheet Amount Up to $130M Rate L + 7.0% cash pay or L + 9.0% PIK at the Company’s option Unused line fee of 3.0% Structure Delayed-draw term loan; minimum draw of $50M; maximum of 3 draws Maturity On the earlier to occur of: − 9 months after entry of order approving the DIP financing − Effective date of any chapter 11 plan Other termination events to be agreed Collateral First lien on all unencumbered property (including (a) the non-ship group Debtors assets (including claims and causes of action, including proceeds of avoidance actions and Zonda arbitration) and (b) assets of non-Debtor subsidiaries) Junior lien on all other assets Superpriority administrative expense claims against each of the Debtors in the chapter 11 cases Guarantees by the Debtors and non-Debtor subsidiaries Fees 1.0% upfront fee 1.0% exit fee Treatment at Emergence 100% of outstanding amounts to be repaid in cash unless all DIP lenders consent to a different treatment DIP Lenders QP Group / SSCF

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Appendix

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Proposed Pro Forma Capital Structure(1) ($ in millions) AHC GROUP PROPOSAL CONSENSUAL PLAN (PRE-2L CONVERSION) CONSENSUAL PLAN (POST-2L CONVERSION) TOGGLE PLAN (PRE-2L CONVERSION) TOGGLE PLAN (POST-2L CONVERSION) New First Lien Facility $700 New Second Lien 324 New Convertible Second Lien - Total Debt $1,024 (-) Cash & Equivalents (421) Net Debt $603 New First Lien Facility $700 New Second Lien - New Convertible Second Lien 300 Total Debt $1,000 (-) Cash & Equivalents (428) Net Debt $572 New First Lien Facility $700 New Second Lien 150 New Convertible Second Lien 150 Total Debt $1,000 (-) Cash & Equivalents (474) Net Debt $526 New First Lien Facility $700 New Second Lien - New Convertible Second Lien - Total Debt $700 (-) Cash & Equivalents (428) Net Debt $272 New First Lien Facility $700 New Second Lien 150 New Convertible Second Lien - Total Debt $850 (-) Cash & Equivalents (474) Net Debt $376 Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) See note on p. 18 regarding pro forma cash balances

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Proposed Valuation & Equity Splits[1]

($ in millions)

PROPOSED VALUATION & EQUITY SPLITS

	AHC Group Proposal		Consensual Plan				Toggle Plan			
			Pre-2L Conversion		Post-2L Conversion		Pre-2L Conversion		Post-2L Conversion	
Assumed Illustrative Enterprise Valuation		$2,050		$2,050		$2,050		$2,050		$2,050
(-) Pro Forma Illustrative Total Debt		(1,024)		(1,000)		(700)		(1,000)		(850)
(+) Pro Forma Cash		421		428		428		474		474
Implied Illustrative Equity Value		$1,447		$1,478		$1,778		$1,524		$1,674
New Money Discount		*46%*		*46%*				*30%*		
Implied Illustrative New Money Equity Value		$781		$791				$1,070		
Equity Splits	%	$	%	$	%	$	%	$	%	$
Equity to Existing AHC Classes on Account of Bonds	30.9%	$447	32.4%	$479	25.6%	$454	-%	-	-%	-
Equity to ERO Participants	64.0%	$926	44.9%	$663	35.4%	$629	82.2%	$1,253	72.9%	$1,219
Equity for ERO Commitment Fee	5.1%	$74	3.1%	$46	2.5%	$44	5.8%	$88	5.1%	$85
Equity to QP Group / SSCF Minimum Allocation	-%	-	18.3%	$271	14.4%	$257	11.2%	$171	9.9%	$166
Equity to QP Group / SSCF ERO Commitment Fee	-%	-	1.3%	$19	1.0%	$18	0.8%	$12	0.7%	$12
Equity to Second Lien Conversion	-%	-	-%	-	21.1%	$376	-%	-	11.4%	$191
Total	100.0%	$1,447	100.0%	$1,478	100.0%	$1,778	100.0%	$1,524	100.0%	$1,674
Total ERO Investment		*$500*		*$355*		*$355*		*$880*		*$880*
Total QP Group / SSCF Mininimum Allocation		-		*$145*		*$145*		*$120*		*$120*
Implied Buy-In Price for All New Money										
Without ERO Commitment Fee		$181		$178		$166		$211		$210
With ERO Commitment Fee		$173		$171		$156		$201		$198
Implied Blended Buy-In Price for QP Group / SSCF										
Without ERO Commitment Fee		NA		$178		$201		$211		$218
With ERO Commitment Fee		NA		$171		$196		$201		$212

P / W / P
PERELLA WEINBERG PARTNERS

Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs
(1) See note on p. 18 regarding pro forma cash balances

14

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege DIP Financing Terms Comparison QP Group / SSCF DIP financing proposal’s economics are below market for recent comparable financings of this type(1) SPREAD TO LIBOR (CASH) TOTAL FEES (BPS) TENOR (MONTHS) 9.70% QP/SSCF 7.00% Low Median Average High 0.00% 3.50% 4.87% 17.50% QP/SSCF 2.00% Low Median Average High 1.0 6.0 7.0 12.0 QP/SSCF 9.0 Low Median Average High Source: Court filings Notes: (1) Includes 20 approved final DIP financing precedents reviewed by PWP for companies that filed between March 2016 and March 2018 with new money DIP financing size between $50M and $150M

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Projected Liquidity (Business Plan Case)(1) ($ in millions) $1,400 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Q2 '22 Q3 '22 Q4 '22 Q1 '23 Q2 '23 Q3 '23 Q4 '23 Q1 '24 Q2 '24 Q3 '24 Q4 '24 Q1 '25 Q2 '25 Q3 '25 Q4 '25 Toggle Plan Min. Cash of $258M AHC Group Proposal Min. Cash of $187M Consensual Plan Min. Cash of $194M AHC Group Proposal Consensual Plan Toggle Plan $75M Cash Cushion Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) See note on p. 18 regarding pro forma cash balances

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Projected Liquidity (Downside Case)(1) ($ in millions) $1,400 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Q2 '22 Q3 '22 Q4 '22 Q1 '23 Q2 '23 Q3 '23 Q4 '23 Q1 '24 Q2 '24 Q3 '24 Q4 '24 Q1 '25 Q2 '25 Q3 '25 Q4 '25 Toggle Plan Min. Cash of $99M AHC Group Proposal Min. Cash of $26M Consensual Plan Min. Cash of $33M AHC Group Proposal Consensual Plan Toggle Plan $75M Cash Cushion Notes: Amounts are subject to change upon cash forecast revisions; all amounts are pre-DIP costs (1) See note on p. 18 regarding pro forma cash balances

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Note on Pro Forma Cash Balances The pro forma cash balances illustrated throughout this presentation assume consummation of the relevant plans of reorganization. Such post plan consummation pro forma cash balances are based on a pre-plan consummation estimated cash balance of $204 million, including restricted cash, as of September 30, 2018 (or $196 million post payment of accrued and unpaid professional fees as of that date). The $196 million pre-plan consummation cash balance was included in the Company’s business plan dated 1 May, 2018. To arrive at the pro forma post plan consummation estimated cash balances illustrated above, the pre-plan consummation cash balances were adjusted to account for the proceeds of plan-related new money equity financing and debt financing, and debt repayments, as well as estimated plan-related exit, financing, interest, advisor, and litigation costs and potential other costs. As per an analysis prepared on July 5, 2018 by the Company, the estimated pre-plan consummation cash balance of $204 million, including restricted cash, as of September 30, 2018 (or $196 million post payment of accrued and unpaid professional fees as of that date) was adjusted to account for estimates of exit, financing, interest, advisor, and litigation costs and potential other costs that might be associated with consummation of the AHG proposal, a potential Consensual Plan QP / SSCF Group proposal and a potential Toggle Plan QP / SSCF Group proposal. Such costs would reduce the projected pre-plan consummation cash balances to $98 million under the AHG proposal, $86 million under the potential Consensual Plan QP / SSCF Group proposal and $27 million under the potential Toggle Plan QP / SSCF Group proposal, prior to accounting for the proceeds from any plan-related new money equity or debt financing, or debt repayments that would be associated with each such plan. Such calculations were estimated as of September 30, 2018. However, these pre-plan consummation cash estimates assumed plan consummation on October 31, 2018 for the AHG proposal and the potential Consensual Plan QP/ SSCF Group proposal and December 31, 2018 for the potential Toggle Plan QP / SSCF Group Proposal, and in each case accounted for certain estimated cash outflows that might be associated with each such plan. As per a more recent short term cash forecast, the Company estimated the pre-plan consummation cash balance as of September 30, 2018 to be $191 million, including restricted cash, taking into account the following adjustments: $3 million for Bora starting to work later than expected, $4 million for the inclusion of RCF default interest, and $6 million for un-forecasted stacking costs for the Santa Ana. All of the cash balances referenced above are inclusive of $37 million of restricted cash (including $28 million for a cash collateralized LC for the Bora) and the cash located in Silo B. The Company expects restricted cash to become freely available one to two quarters after emergence from chapter 11. 18

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Legal Disclosures This Presentation has been provided to you by Perella Weinberg Partners and its affiliates (collectively “Perella Weinberg Partners” or the “Firm”) and may not be used or relied upon for any purpose without the written consent of Perella Weinberg Partners. The information contained herein (the “Information”) is confidential information. By accepting this Information, you agree that you will, and you will cause your directors, partners, officers, employees, attorney(s), agents and representatives to, use the Information only for your informational purposes and for no other purpose and will not divulge any such Information to any other party. Any reproduction of this Information, in whole or in part, is prohibited. These contents are proprietary information and products of Perella Weinberg Partners. The Information contained herein is not an offer to buy or sell or a solicitation of an offer to buy or sell any corporate advisory services or security or to participate in any corporate advisory services or trading strategy. Any decision regarding corporate advisory services or to invest in the investments described herein should be made after, as applicable, reviewing such definitive offering memorandum, conducting such investigations as you deem necessary and consulting the investor's own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of an investment or service. Nothing contained herein should be construed as tax, accounting or legal advice. You (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by these materials and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and structure. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. federal income tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transaction. Perella Weinberg Partners LP, Tudor, Pickering, Holt & Co. Securities, Inc., and Tudor, Pickering, Holt & Co. Advisors, LLC are each members of FINRA (www.finra.org) and SIPC.